

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2010

Matthew K. Fust
Executive Vice President and
Chief Financial Officer
Onyx Pharmaceuticals, Inc.
2100 Powell Street
Emeryville, CA 94608

> **Re:** **Onyx Pharmaceuticals, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 23, 2010**
> **Definitive Proxy Statement filed April 9, 2010**
> **File Number: 000-28298**

Dear Mr. Fust:

We have reviewed your July 8, 2010 response to our June 9, 2010 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the filing in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

**Form 10-K for the Fiscal Year Ended December 31, 2009**

Item 1. Business
Collaboration, Licensing, Option Agreements, page 10

1. We note your response to comment 2. The confidential treatment order issued on February 19, 2008 was granted pursuant to a process by which we grant the confidential treatment request without a review of the merits of the request. We granted the confidential treatment request but retained the right to revisit the request. We consider royalty rates and potential milestone payments to be material. We often grant confidential treatment to these terms but require that the aggregate potential milestone

payments and a royalty range be disclosed.  Therefore, our comment is reissued in part.  Please expand your proposed disclosure to include the aggregate amount of all potential milestone payments and the royalty rates payable under the agreement, noting that for the royalty rate you may provide a reasonable range within which the royalty rate falls, for example "single digits," high-teens," "mid-twenties," etc.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, Estimates and Judgments
Business Combinations, page 45

2.  Please refer to your response to comment five and your revised disclosures.  Please revise your proposed disclosure to include the fact that the inputs related to the time needed to complete the development and approval of product candidates are highly judgmental as they are not readily determinable because the drug development process can be unpredictable.

**Definitive Proxy Statement filed on April 9, 2010**

Compensation Discussion and Analysis
2009 Executive Officer Compensation, page 39

3.  We note your response to prior comment 8.  In light of your competitive harm analysis, please provide additional analysis regarding the potential for competitive harm that could result from disclosure of target and achievement for the Portfolio Expansion Beyond Nexavar and Nexavar Development goals.  Please specifically identify how such disclosure might limit portfolio opportunities or make negotiation of such opportunities more difficult.  Further, please discuss more fully how revealing the anticipated pace of Nexavar development might lead to competitive harm.  As your analysis should identify the specific goals and explain how disclosure is likely to cause competitive harm, you may want to consider requesting confidential treatment for your response pursuant to Rule 83.

4.  We note that you have described the methodology of calculating the individual bonus awards for each NEO, however, the discussion of the compensation committee's determination of a percentage payout of 120 percent fails to provide an investor with meaningful insight into the committee's decisions and the basis for such decisions.  Please expand your proposed disclosure to include the achievement level for each of the categories of corporate goals, financial, organizational, portfolio expansion beyond Nexavar and Nexavar development, as to better explain the total payout percentage.  Your discussion should clarify which goals were or were not met.

5.  We note your belief that the individual goals are not material and your undertaking to provide a description of individual goals generally in your 2011 proxy statement.

Without more information as to the number of goals for each executive officer, the nature of the goals and the general description you intend to provide in future filings, we are not in a position to determine whether this proposal is acceptable. Please tell us what the individual goals were for each named executive officer, the level of achievement of each goal, and how you intend to present this information in your 2011 proxy.

6. We note your undertakings to provide additional disclosure in your 2011 proxy. Please provide proposed revised disclosure with respect to your 2010 compensation decisions to include the information you have undertaken to provide such as a description of the ranges of realized performance with respect to any corporate objective based on corporate income or cash flow or organizational development goals, performance targets, the standard of achievement of these targets and the effect of such achievement on the determination of bonuses.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Karen Ubell, Staff Attorney, at (202) 551-3873 or Suzanne Hayes, Legal Branch Chief, at (202) 551-3675 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant